FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 19 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:  Re Contract


Copy of announcement regarding Re Contract sent to the London Stock Exchange on 19 July 2005


                O2 AIRWAVE WINS AMBULANCE COMMUNICATIONS CONTRACT

Released: 19 July 2005

O2 Airwave today announced that it has been successful in its bid to provide a communications service to all Ambulance Trusts in England. The total value of the contract for network access and the provision and integration of equipment is approximately GBP390 million over 13 years. When the system is installed, patients will benefit from reliable voice and data services that will enhance the scope of care delivery by paramedics at incident scenes and help to improve ambulance response times.

The Scottish Ambulance Service and the Welsh Ambulance Service Trust are scheduled to make a decision on the choice of their new communications solution in the near future.

Airwave, the national digital radio communications network dedicated to the emergency services, has already been rolled out to all 51 geographical police forces in England, Scotland and Wales. O2 Airwave is also shortlisted for the Fire Service national contract. If all the mainland Ambulance and Fire services subsequently adopt the Airwave service, they will join an existing 150,000 Police users. With 78 other Public Safety related organisations already signed up to the service, the potential number of UK users is now well in excess of a quarter of a million.

The new communications solution for the English Ambulance Trusts will give them up-to-date digital, secure and crystal-clear voice calls. Airwave also makes it possible to deliver a wide range of highly resilient and secure data services to front-line ambulances. In addition to emergency and routine private communications, paramedics and control room operators will be able to talk directly with police at the scene of an incident when it is operationally beneficial.

The Health Minister, Lord Warner, stated: "This new digital service will help deliver better patient care by enabling ambulances to communicate more effectively, improve interfaces with hospitals and increase interoperability with the wider NHS.

"The service will provide a faster, more reliable service - facilitating improved safety and support for NHS staff, increase security and enable a better response to major incidents through improved response time and interoperability between emergency services."

O2 Airwave and SunGard Vivista will provide a range of products and services under the contract. These include supplying radio terminals to paramedics and ambulance staff, migrating existing mobile data applications to work on the new digital network as well as providing Integrated Communications Control Systems
(ICCS) for all dispatch centres.

Pete Richardson, managing director of O2 Airwave, said: "We are extremely pleased to welcome NHS Ambulance Trusts to Airwave and look forward to deploying the technology to the benefit of patients and staff. Airwave is the only comprehensive communications service designed in Great Britain specifically for the emergency services and public safety agencies. Now that it is fully available across the country, we are receiving interest from a growing number of organisations that need reliable and flexible communications."

In addition to the emergency services, Airwave is available to over 120 organisations with a public safety role and already being used by the MOD, the Highways Agency and several County Councils.

                                     -ends-

Notes to Editors:

Improved response times and patient care

The new digital technology will enable services to improve response times through status messaging, alert paging, resource/incident location and mobilisation messaging. In an emergency the call centre needs to be able to access information as quickly as possible. The digital network will feed on-board equipment with the incident location co-ordinates, details about the patient, nature of the incident and other free text information. A reliable data service reduces errors and the need to re-transmit information over noisy radio channels.

The digital radio communications network is planned to help improve patient care by allowing the paramedic to transmit an emergency patient health record, including, where appropriate, patient vital signs and electrocardiogram rhythms, ahead to the receiving hospital. It should also allow direct access to a variety of databases such as patient care protocols, bed status or A&E capacity.

Proven Benefits for Ambulance Trusts and Patients

Airwave has already proven valuable in improving patient care at the Hereford & Worcester Ambulance Service NHS Trust and the Mersey Regional Ambulance Service by putting paramedics and hospital consultants directly in touch with each other. In Hereford & Worcester, a patient's vital signs can be transmitted in real time from an ambulance enabling consultants and hospital staff to analyse them and to authorise paramedics to administer life-saving thrombolysing drugs to heart attack patients. Over 150 patients have now benefited from this technology - most are treated within the 'golden hour' and, in one instance, paramedics were able to administer drugs to a patient within 16 minutes of them calling for an ambulance. Services such as these will be possible in all areas where the Airwave system is in operation.

Chief Executive of Hereford and Worcester Ambulance Service NHS Trust, Russell B Hamilton, commented: "I am very pleased to reach this landmark. Our use of this technology puts Hereford and Worcester Ambulance Service at the leading edge of pre-hospital care in the country. All those living and working within the two counties can have the utmost confidence in the care we provide."

Key Features of Airwave

Airwave is a sophisticated communications system for the emergency and other public safety ('blue light') services. It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

     - For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'.

     - Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever

     - Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders. The network is highly resilient

     - The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate.

O2 plc

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has around 24 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion. Data represented 26% of total service revenues in the quarter ending 31 March 2005.

SunGard Vivista

Founded in 1971, SunGard Vivista is a well established, leading Information and Communication Technology and business support company providing systems and services to the UK public safety, criminal justice and local government sectors. SunGard Vivista is based in Chippenham, Wiltshire with offices around the UK. www.vivista.co.uk

O2 plc contact:                            O2 Airwave contact:
David Nicholas                             Sue Moore
Director of Communications                 Communications Manager
O2 plc                                     O2 Airwave
david.nicholas@o2.com                      susan.moore@o2.com
t: +44 (0) 771 575 9176                    t: +44 (0) 776 435 0834

O2 press office: +44 (0) 1753 628402

All O2 Group news releases can be accessed at our web site: www.o2.com


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 O2 plc


Date: 19 July 2005                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary